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June 27, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street N.E.
Washington, D.C. 20549

Attention:	Scott Stringer
Lyn Shenk
Nicholas Nalbantian
Donald Field

Re:	Black Rock Coffee Bar, Inc.
Draft Registration Statement on Form S-1
Submitted May 19, 2025
CIK No. 0002068577
Ladies and Gentlemen:
On behalf of Black Rock Coffee Bar, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated June 13, 2025 relating to the Company’s confidential draft registration statement on Form S-1 submitted to the Commission on May 19, 2025 (the “Registration Statement”).
Concurrently with the submission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 1 to the draft Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comments and updating the Registration Statement. For the Staff’s reference, we are providing to the Staff electronic copies of this letter as well as both a clean copy of the Amended Registration Statement and a copy marked to show all changes from the Registration Statement.
For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Registration Statement.

June 27, 2025

Draft Registration Statement on Form S-1
Cover Page
1.We note the disclosure that following the offering, the Co-Founders will carry a majority of the voting power and that the company will be a "controlled company." Please revise the cover page to disclose, if true, that the Co-Founders will also have the ability to determine all matters requiring approval by stockholders.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of the prospectus that forms a part of the Amended Registration Statement.
Market and Industry Data, page 2
2.Please file the consent of White Label Strategy LLC as an exhibit to your registration statement or tell us why you do not believe you are required to do so. Refer to Rule 436 of the Securities Act of 1933.
Response: The Company respectfully acknowledges the Staff’s comment and submits that White Label Strategy LLC is not an “expert” under Rule 436 of the Securities Act of 1933, as amended (the “Securities Act”) and accordingly, the Company does not believe a consent is required to be filed as an exhibit to the Amended Registration Statement. Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that White Label Strategy LLC, the third-party provider of the studies, is not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such provider as an expert or the statements are purported to be made on the authority of such provider as an “expert.” The Company has named White Label Strategy LLC in the Registration Statement solely to convey that the August 2024 White Label Strategy LLC employee study and the September 2024 White Label Strategy LLC customer study were conducted by a third-party consulting firm and not conducted in-house, and such references were not intended to infer that any information was “expertized” by White Label Strategy LLC. The Company has not expressly identified White Label Strategy LLC as an expert and believes that White Label Strategy LLC should not be considered an “expert” within the meaning of Rule 436 and the federal securities laws.
In addition, the Company respectfully notes that the consent requirements of Section 7 and Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The information from the studies included in the Registration Statement was not prepared in contemplation of an offering or for purposes of the Registration Statement, but was rather prepared in the ordinary course of business for the Company for internal research and brand platform development purposes.
As a result of the foregoing, the Company respectfully submits that the consent is not required to be filed as an exhibit to the Registration Statement.

June 27, 2025

Prospectus Summary
Our Company
Rapid Growth, page 8
3.Please revise the graphic on page 8 and elsewhere throughout the filing as applicable to include bar graphs for GAAP measures income from operations and net loss. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Non-GAAP C&DI 102.10.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the graphic on pages 8, 104 and 125 of the Amended Registration Statement.
Organizational Structure, page 20
4.We note your disclosure that the company will enter into a Tax Receivable Agreement with the TRA Parties, that such agreement will require the company to make cash payments to the TRA Parties in respect of certain tax benefits to which the company may become entitled, and that the company expects that such payments will be substantial. Please revise to discuss the Tax Receivable Agreement in greater detail to include who exactly receives the future tax benefits to include quantification of the allocation of future tax benefits and the potential size of any payments under this agreement.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 22 of the Amended Registration Statement. The Company will update in a subsequent pre-effective amendment the disclosure with respect to the potential size of any payments under the Tax Receivable Agreement.
5.Please include in this section the diagram illustrating the post-offering structure, as you have on page 80.
Response: The Company respectfully acknowledges the Staff’s comment and has included the diagram on page 23 of the Amended Registration Statement.
Risk Factors, page 29
6.We note your disclosure on page 34 that your management team has no or limited experience managing a publicly traded company. Please disclose the risks associated with having relatively limited experience managing a public company.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 37 and 75 of the Amended Registration Statement.
Risks Related to this Offering and Ownership of Our Class A Common Stock, page 62
7.We note the offering will be conducted through an Up-C structure and the LLC Units held by the Continuing Equity Owners will be exchanged into Class A common stock, Class B common stock, and Class C common stock in the manner described in your prospectus. Please disclose, if material, any economic differences or potential economic differences between the common stock and the LLC Units and the risks that such differences pose to potential investors.
Response: The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that, upon consummation of the offering, each LLC Unit held by a Continuing Equity Owner

June 27, 2025

will correspond to one share of the Company’s Class B common stock or one share of the Company’s Class C common stock, as applicable and as set forth in the Registration Statement, held by such Continuing Equity Owners. The economic interest represented by each LLC Unit held by a Continuing Equity Owner will be equal to the economic value of one share of the Company’s Class A common stock. The shares of the Company’s Class B common stock and Class C common stock, as applicable, held by the Continuing Equity Owners provide each such Continuing Equity Owner with voting rights for all matters submitted to a vote of Company shareholders in the manner set forth in the Registration Statement, but these shares of Class B common stock and Class C common stock, as applicable, do not provide additional economic rights in the Company to the Continuing Equity Owners. These mechanics will be provided in the amended and restated limited liability company agreement of Black Rock Coffee Holdings, LLC (“Black Rock OpCo LLC Agreement”) effective prior to the consummation of this offering the form of which will be filed as an exhibit to the Registration Statement in a future amendment. As disclosed on pages 95, 174 and 190 and elsewhere in the Amended Registration Statement, in the event of an exercise by any of the Continuing Equity Owners of their right to require Black Rock Coffee Holdings, LLC to redeem all or a portion of their LLC Units, the Company has the right to elect to redeem such LLC Units for either shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of Class A common stock for each LLC Unit so redeemed in accordance with the terms of the Black Rock OpCo LLC Agreement. Upon any such redemption of LLC Units, the corresponding shares of Class B common stock or Class C common stock will be canceled. In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus that forms a part of the Amended Registration Statement and throughout the Amended Registration Statement to clarify the non-economic nature of the Class B common stock and Class C common stock.
Capitalization, page 85
8.Please revise the amount presented in the total capitalization line item to exclude the amount presented in the cash and cash equivalents line item.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 89 of the Amended Registration Statement.
Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations, page 103
9.Please revise to quantify factors to which changes are attributed. For example, you disclose the increase in store revenue was the result of store openings and increased sales at existing stores. Please also quantify the extent to which changes in revenue are attributable to changes in prices or to changes in the volume or amount of goods being sold. Refer to Item 303 of Regulation S-K.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 110, 111 and 112 of the Amended Registration Statement.
Non-GAAP Financial Measures, page 106
10.We note your disclosure of store-level profit. Given the large degree of support activity for your stores at the corporate level and that profits at the store level would not exist without the corporate costs, please revise to disclose that the measure is not indicative of overall results for

June 27, 2025

the company and that store-level profit does not accrue directly to the benefit of shareholders because of corporate-level expenses excluded from the measure.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 114 of the Amended Registration Statement.
Liquidity and Capital Resources
Cash Flows, page 111
11.Please revise your discussion and analysis of cash flows to analyze the underlying reasons for material changes, as well as on their reasonably likely impact on future cash flows and cash management decisions. Please note that merely citing changes in results, working capital items, and noncash items reported in the statement of cash flows may not provide a sufficient basis to understand changes in operating cash between periods. Refer to section IV.B and B.1 of SEC Release No. 33-8350 for guidance.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 118 of the Amended Registration Statement.
Business
How We Fuel Our Story, page 119
12.Please tell us your accounting for team member profit sharing.
Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff that the Company accounts for its team member profit sharing in accordance with ASC 710-Compensation. The Company’s team member profit sharing is a discretionary cash bonus plan that includes performance conditions such as EBITDA thresholds. The Company accrues the estimated incentive payout when management determines that it is probable the performance condition will be met and adjusts the accrual at the end of each reporting period.
Expanding Our Store Footprint in New and Existing Markets, page 126
13.We note your disclosure that the company hopes to "achieve 1,000 stores by 2035." Please revise to balance your long-term growth goals with near-term growth estimates. Please also revise the prospectus throughout accordingly.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 17, 105 and 133 of the Amended Registration Statement.
Our Thoughtful Sourcing and Roasting Capabilities, page 135
14.We note your disclosure describing the sources of your coffee beans. Please also disclose, here or elsewhere in your registration statement, the sources and availability of your Fuel energy drinks. Refer to Item 101(c)(1)(iii) of Regulation S-K.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 39 and 40 of the Amended Registration Statement.

June 27, 2025

Note 3 - Revenue Recognition, page F-15
15.We note revenues are currently disaggregated by store revenue and other. Please tell us your consideration of further disaggregating revenue, including by product category such as beverage and food. Refer to ASC 606-10-50-5 and ASC 606- 10-55- 89 through 91. If you believe your current disclosure complies with such guidance, further clarify how your disclosure complies with the requirement in ASC 280-10-50- 40 to report revenue for each product and service or each group of similar products and services.
Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff that, in accordance with ASC 606-10-50-5 and ASC 606-10-55-89 through 91, it has considered the level of revenue disaggregation that depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The Company also considered the examples in ASC 606-10-55-91 that the standard indicates may be appropriate for disaggregation.
The Company has two distinct sales channels, which consist of revenue generated in stores (“Store revenue”) and revenue generated from online retail sales (“Other”). These sales channels have distinct economic factors, which affect the nature, amount, timing and uncertainty of revenue and cash flows. For example, Store revenue is impacted by economic factors such as price, guest traffic, store location, consumer preference and in-person guest experience.
Although the nature, amount, timing and uncertainty of revenue and cash flows associated with Other revenue is also impacted by price and consumer preference, it has distinct economic factors such as website traffic, user engagement and delivery speeds as compared to Store revenue. Additionally, Other revenue has a different fulfillment process and is subject to different risks such as platform dependence risk as well as logistics and shipping risk.
The Company also considered whether it should disaggregate revenue by types of good or services noting the Company’s product offerings consist of beverages, food and retail coffee beans. Beverage and food products are sold through in-person retail stores and have the same operational model, fulfillment process, and timing of cash flows. Retail coffee beans are primarily sold through the Company’s website and have a separate operational model. When considering whether to disaggregate revenue by major product line such as food and beverage, the Company notes that beverage and food sales have the same key economic factors that affect the nature, amount, timing and uncertainty of revenue and cash flows. Further, beverage and food sales have the same underlying fulfillment process, sales channel, revenue recognition pattern. Additionally, beverage and food sales are not individually used by the chief operating decision maker (“CODM”) for the purposes of allocating resources or making key strategic decisions. As such, the Company does not disaggregate revenue by the type of good or service.
Further, the Company considered disclosures presented outside of the financial statements and information regularly reviewed by the CODM for evaluating the financial performance of operating segments noting revenue is disaggregated between the Company’s two sales channels mentioned above.
Based on the discussion and analysis above, the Company disaggregates revenue by sales channel which consists of Store revenue and Other revenue. Further, the Company believes its current disclosure complies with the requirements in ASC 280-10-50-40 as beverage and food products are considered similar products as they are both consumable items sold at the same store location, are intended for immediate consumption during the same customer visit and have the same fulfillment and inventory management process. This is further supported by the way the CODM manages the Company’s business.

June 27, 2025

Note 7 - Long-Term Debt, page F-17
16.We note the terms of your credit facility contain covenants and Delaware law may restrict you from paying distributions to Black Rock Coffee Bar, Inc. to cover income taxes, obligations under the Tax Receivable Agreement and other administrative expenses. Please explain to us your consideration of the guidance in Rule 4-08(e)(3) of Regulation S-X requiring the disclosure of the amount of restricted net assets.
Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff that it has considered the guidance in Rule 4-08(e)(3) of Regulation S-X noting that this guidance applies to registrants that have unconsolidated and consolidated subsidiaries that have restrictions which limit the transfer of funds to the registrant. Black Rock Coffee Holdings, LLC is not currently a subsidiary of the Company. Accordingly, disclosure of the nature of restrictions to transfer funds or the amount of restricted net assets as of the most recently completed fiscal year in the Black Rock Coffee Holdings, LLC financial statements for the years ended December 31, 2024 and 2023 is not applicable. After the Transactions, Black Rock Coffee Holdings, LLC will become a subsidiary of the issuer, Black Rock Coffee Bar, Inc., and the Company has disclosed risks related to Black Rock Coffee Holdings, LLC’s ability to make distributions to the Company under “Risk Factors—Risks Related to Our Organizational Structure—Our principal asset after the completion of this offering will be our interest in Black Rock OpCo, and, as a result, we will depend on distributions from Black Rock OpCo to pay our taxes and expenses (including payments under the Tax Receivable Agreement) and pay dividends. Black Rock OpCo’s ability to make such distributions may be subject to various limitations and restrictions” beginning on page 58 of the Amended Registration Statement.
General
17.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
Response: The Company respectfully acknowledges the Staff’s comment and will supplementally provide such written communications to the Staff under cover of a separate letter.
*********

June 27, 2025

Any comments or questions regarding the foregoing should be directed to the undersigned at 312-876-7605. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Scott W. Westhoff

Scott W. Westhoff
of LATHAM & WATKINS LLP

cc:	Mark Davis, Black Rock Coffee Bar, Inc.
Rodd Booth, Black Rock Coffee Bar, Inc.
Sam Seiberling, Black Rock Coffee Bar, Inc.
Ian D. Schuman, Latham & Watkins LLP
Stelios G. Saffos, Latham & Watkins LLP
Alex K. Kassai, Latham & Watkins LLP
Robert M. Hayward, P.C., Kirkland & Ellis LLP
Rachel W. Sheridan, P.C., Kirkland & Ellis LLP